United States securities and exchange commission logo





                           September 8, 2020

       Steven Zhang
       Chief Financial Officer
       MINISO Group Holding Ltd
       25F, Heye Plaza, No.486, Kangwang Middle Road
       Liwan District, Guangzhou 510140, Guangdong Province
       The People   s Republic of China

                                                        Re: MINISO Group
Holding Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
21, 2020
                                                            CIK No. 0001815846

       Dear Mr. Zhang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form F-1 Submitted on August 21, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Store Network Expansion in China
       Globalization Strategy, page 87

   1. You disclose increases in your store network in China and your international store expansion through the
MINISO Retail Partner franchisee model and distributors through
                                                        March 31, 2020. Please
update your discussion to reflect the impact of the COVID-19
 Steven Zhang
FirstName LastNameSteven
MINISO Group   Holding LtdZhang
Comapany 8,
September NameMINISO
             2020        Group Holding Ltd
September
Page 2    8, 2020 Page 2
FirstName LastName
         pandemic on the expansion of stores in China and your international store network.
         Please also comply with this comment on pages 115 and 121. Refer to
Item 303(a)(3)(i)
         through (iii) of Regulation S-K.
Business, page 110

2. We note your response to prior comment 13. Please rfurther revise to disclose the other material provisions of your franchising agreements such as term and termination. In addition, describe the financial requirements necessary to qualify as a franchisee and whether your competitors provide financing to their franchisees. Frequently-refreshed Product Assortment with Universal Appeal, page 112

3. Please revise your disclosure to clarify, as explained in your response to prior comment
         11, that your co-branding arrangements are not a material source of your revenue.
Deepen Consumer Engagement and Drive Omni-channel Experience, page 116

4. We note your supplemental response to prior comment 12 in which you explain the meaning of the term "omni-channel" and state that you do not expect this strategy to have an adverse effect on the profitability of you or your franchisees. Please revise this section to included the information contained in your response.
Product Design Capabilities, page 118

5. We note your response to prior comment 14. If material, please quantify the aggregate fees paid to Design Academy members, the fixed fee rate and percentage of sales paid to
         Design Academy team members, the cap on the service fee, the size of the bonus when product performance exceeds a certain threshold, and how the performance threshold is determined.
License Agreement, page 123

6. We note your response to prior comment 15. Please revise to highlight the differences between the Retail Partner model and the distributor model. In this regard, we note that local distributors have the right to establish MINISO stores in certain territories. Please also clarify your statement that you "license our local distributors to use our intellectual property rights in the licensed territories in a manner pursuant to the license agreements."
         It is not clear what this disclosure means.
Our Supplier Network, page 124

7. We note your response to prior comment 16 and re-issue in part. Please describe the basis for your disclosure that your supply chain is best in class. In addition, please tell us how your agreements are structured to be consistent with your philosophy of maintaining a core of 8,000 SKUs and launching 100 new and presumably shorter-lived SKUs every seven days. Lastly, describe the terms of your material agreements with key suppliers.
 Steven Zhang
MINISO Group Holding Ltd
September 8, 2020
Page 3
Technology Capabilities, page 127

8. In your response to prior comment 17, you note that certain areas of store operation are standardize while otheres are in the franchisee's discretion. Please revise your disclosure to include the information contained in the second sentence of your response.
Audited Financial Statements for the Years Ended June 30, 2020 and 2019
Note 2. Significant Accounting Policies
Note 2(f). Inventories, page F-18

9. We note in your response to comment 22. Please consider revising note 2(f) to clarify the responsibilities for absorbing inventory losses by the company and your franchisees.
       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Zhang
                                                            Division of
Corporation Finance
Comapany NameMINISO Group Holding Ltd
                                                            Office of Trade &
Services
September 8, 2020 Page 3
cc:       Z. Julie Gao
FirstName LastName